UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

QUAMTEL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

74760P 10 9

(CUSIP Number)

December 9, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74760P 10 9                                             13G                                             Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DataJack, Inc., I.R.S. Identification No. 27-1482038
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		X
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,250,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,250,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 74760P 10 9                                             13G                                             Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Keith R. Jones
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		X
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,250,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 74760P 10 9                                             13G                                             Page 4 of 6 Pages

Item 1.

(a)

Name of Issuer:

Quamtel, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

14911 Quorum Drive, Suite 140

Dallas, Texas 75254

Item 2.

(a)

Name of Person Filing: DataJack, Inc. and Keith R. Jones

(b)

Business Address:

8 Sunset Lane

Lauderdale-by-the-Sea, Florida 33062

(c)

Citizenship: Florida Corporation and individual citizen of USA

(d)

Title of Class of Securities: Quamtel, Inc. Common Stock, par value $0.001

(e)

CUSIP Number 74760P 10 9

Item 3.

Not applicable

Item 4.

 Ownership

(a)

Amount beneficially owned:  750,000 shares owned by DataJack, Inc. and 5 year warrants to purchase 500,000 shares of common stock for $2.68 per share.  Keith R. Jones owns 100% of DataJack, Inc.

(b)

Percent of class:  7.5%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote 1,250,000 shares.

(ii)

Shared power to vote or to direct the vote   1,250,000 shares.

(iii)

Sole power to dispose or to direct the disposition of 1,250,000 shares.

(iv)

Shared power to dispose or to direct the disposition of    1,250,000 shares    .

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

750,000 shares owned of record and warrants to purchase 500,000 shares owned by DataJack, Inc.  Keith R. Jones owns 100% of DataJack, Inc.

CUSIP No. 74760P 10 9                                             13G                                             Page 5 of 6 Pages

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

(a)

Not applicable.

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the  effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74760P 10 9                                             13G                                             Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2009

DataJack, Inc.

By:	/s/ Keith R. Jones
Keith R. Jones, President

/s/ Keith R. Jones
Keith R. Jones